UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Howard Hughes Corporation
(Name of Subject Company)

The Howard Hughes Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)
44267D107
(CUSIP Number of Class of Securities)
Peter Riley
Senior Executive Vice President, General Counsel & Secretary
The Howard Hughes Corporation
9950 Woodloch Forest Drive, Suite 1100
The Woodlands, Texas 77380
(281) 719-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
Name and Address
The name of the subject company is The Howard Hughes Corporation, a Delaware corporation (“HHC” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to HHC. The address of HHC’s principal executive office is 9950 Woodloch Forest Drive, Suite 1100, The Woodlands, Texas 77380. The telephone number of HHC’s principal executive office is (281) 719-6100.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is HHC’s common stock, par value $0.01 per share (each such share, a “Share” and, collectively, the “Shares”). As of October 10, 2022, there were 49,901,001 Shares issued and outstanding.
Item 2.   Identity and Background of Filing Person.
Name and Address
HHC, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of HHC are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, each a “Purchaser” or the “Purchasers”), to purchase up to 6,340,000 Shares of the issued and outstanding Shares owned by stockholders of the Company (each a “Stockholder” and, collectively, the “Stockholders”) at an offer price of $52.25 – $60.00 per Share in a modified Dutch tender offer (such range, as amended from time to time by the Purchaser in the Offer, being the “Offer Price Range”), in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchasers with the Securities and Exchange Commission (the “SEC”) on October 14, 2022.
Purchasers commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on October 14, 2022. Subject to the terms and conditions of the Offer to Purchase and Letter of Transmittal, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City Time, on November 10, 2022 (one minute following 11:59 p.m., New York City Time, on November 10, 2022) (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Offer to Purchase, the “Offer Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 6 — “Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Purchasers will accept for payment and promptly pay for all Shares validly tendered prior to the Offer Expiration Time and not properly withdrawn.
The consummation of the Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered.
The foregoing summary of the Offer is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal.

Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
As set forth in the Schedule TO, the principal executive office of Purchasers is located at 787 Eleventh Avenue, 9th Floor, New York, New York 10019. The telephone number of the Purchasers is (212) 813-3700.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investor relations section of HHC’s website at https://investor.howardhughes.com/.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of HHC on Schedule 14A filed with the SEC on April 11, 2022, and filed as Exhibit (e)(5) to this Schedule 14D-9, which is incorporated by reference herein, to the knowledge of HHC, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between HHC or its affiliates, on the one hand, and (i) any of HHC’s executive officers, directors or affiliates, or (ii) Purchasers or its respective executive officers, directors or affiliates, on the other hand.
The HHC board of directors (the “HHC Board” or the “Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the HHC Board’s Position.”
Interests of Certain Persons
Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer that are different from or in addition to the interests of the Stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Stockholders generally, among other matters, in determining the HHC Board’s position on the Offer.
Mr. William Ackman, chief executive officer and portfolio manager of Pershing Square Capital Management, L.P. (“Pershing Square”), the managing member of each of the Purchasers, has served as chairman of the Company’s board of directors since November 2010 and has been elected to the HHC Board every year since 2011.
Mr. Allen Model, member of Pershing Square’s advisory board, has served as an independent director of the Company’s board of directors since November 2010 and has been elected to the HHC Board every year since 2011.
Mr. Ackman and Mr. Model abstained from deliberations and voting on the Board’s recommendation to Stockholders due to their relationship with the Purchasers.
Employment Agreement with Peter F. Riley
Peter F. Riley, Senior Executive Vice President, Secretary and General Counsel of the Company, is party to an employment agreement with the Company (as amended and presently in effect, “Mr. Riley’s Employment Agreement”) pursuant to which he is entitled to severance benefits upon certain qualifying terminations of his employment, including by Mr. Riley for “good reason” or by the Company without “cause” (as such terms are defined in Mr. Riley’s Employment Agreement). Such severance is enhanced if such a termination occurs within twelve (12) months following a “change in control” within the meaning of Mr. Riley’s Employment Agreement. For this purpose, a change in control is deemed to occur, among other circumstances, if any one person, or more than one person acting as a group acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company. Accordingly, if Purchasers surpass the 35% threshold as a result of the Offer, that would constitute a change in control under Mr. Riley’s Employment Agreement.

In such case, the Company will provide Mr. Riley, in addition to his previously accrued benefits and compensation, the following:
(1)   an amount equal to two times (2x) the sum of Mr. Riley’s annual base salary and the target annual cash bonus — versus one times (1x) such amount outside the change in control context (which is an additional $1,417,500 based on his current salary and target bonus); and
(2)   all outstanding performance-based vesting long-term incentive awards would immediately vest at the greater of 100% or based on actual performance through the date of termination — versus remaining subject to actual performance throughout the duration of the performance period outside the change in control context (which is currently estimated to be $1,071,455, based on the assumptions as described further below in “Item 8. Additional Information — Golden Parachute Compensation.”)
Receipt of the severance payments and benefits set forth above is contingent upon Mr. Riley executing and not revoking a release of claims in favor of the Company. The additional amounts that may become payable to Mr. Riley upon the closing of the Offer (if it constitutes a change in control within the meaning of Mr. Riley’s Employment Agreement) and any subsequent qualifying termination within twelve (12) months thereafter are set forth under “Item 8. Additional Information — Golden Parachute Compensation.”
Company Deferred Compensation Plan
The Company maintains a Deferred Compensation Plan under which certain current and former employees have deferred receipt of certain of their compensation and elected instead to receive that compensation upon termination of employment in either installment payments or a lump sum, as they may elect. Upon a “change in control” within the meaning of the Deferred Compensation Plan, any installment payments to former employees are accelerated to a lump sum payment, and, in the case of active employees, upon a termination of employment within twenty-four (24) months thereafter the benefits are distributed in a lump sum notwithstanding any installment payment election.
For purposes of the Deferred Compensation Plan, a change in control is defined to include, among other things, the acquisition by a person, or more than one person acting as a group, of ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company, taking into account all such stock acquired during the 12-month period ending on the date of the most recent acquisition. Accordingly, if Purchasers surpass the 30% threshold as a result of the Offer, that would constitute a change in control under the Deferred Compensation Plan. Mr. Riley has elected distribution in a lump sum, however, and as a result the Offer will have no effect on his distribution rights. As of October 19, 2022, former employees had aggregate account balances of approximately $671,000 that would be paid out in a lump sum if the Offer constitutes a change in control rather than being paid pursuant to their existing installment schedule.
Certain Additional Agreements
The information contained in the “Compensation Discussion and Analysis” and “Executive Compensation” sections of HHC’s Definitive Proxy Statement on Schedule 14A that was filed with the Commission on April 11, 2022 and amended on May 10, 2022 (as so amended, the “Proxy Statement”) regarding agreements, arrangements and understandings and any actual or potential conflicts of interest between HHC or its affiliates, on the one hand, and Purchasers or its executive officers, directors or affiliates, on the other hand, is incorporated herein by reference.
The Proxy Statement was previously delivered to the Stockholders and is available at the Internet website maintained by the SEC at www.sec.gov and at AMIC’s corporate website at https:// investor.howardhughes.com/sec-filings free of charge. The information contained in, accessible from or connected to HHC’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of HHC’s filings with the SEC.
Material Agreements with Purchasers
Registration Rights Agreement
On November 9, 2010, the Company entered into registration rights agreements (the “Registration Rights Agreements”) with an affiliate of Brookfield Asset Management Inc., the Fairholme Fund and

Fairholme Focused Income Fund, Purchaser on behalf of Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd and Pershing Square International V, Ltd. (the “Investors”) and Blackstone Real Estate Partners VI L.P. (with its permitted assigns, the “Blackstone Investors”) with respect to all registrable securities issued to or held by such Investor or Blackstone Investor. The Registration Rights Agreements require the Company to maintain a shelf registration statement, and provide for demand rights (except for the Blackstone Investors) and customary piggyback registration rights. The Registration Rights Agreements are attached hereto as Exhibit (e)(1) and incorporated herein by reference to this Item 3.
Share Repurchase Agreement
On March 27, 2020, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the Pershing Square Capital Management L.P. acting as investment advisor to funds that it manages, including PSH, PS International, and PS, pursuant to which such purchasers agreed to purchase, at the same price as the public offering price and at the same time as the closing of the public offering, an aggregate of 10,000,000 shares of Common Stock in a concurrent private placement. The securities were issued to the purchasers upon the closing of the public offering pursuant to an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.
The Share Purchase Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.
The foregoing description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to the Share Purchase Agreement, copies of which are attached hereto as Exhibit (e)(2) and incorporated herein by reference.
Consideration for HHC Common Stock
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Stockholders of the Company.
To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the HHC Shares that are held of record or beneficially owned by such persons pursuant to the Offer.
Item 4.   The Solicitation or Recommendation.
(a)   Solicitation Recommendation — No Opinion/Remaining Neutral Toward the Offer.
The HHC Board, acting on behalf of the Company, expresses no opinion and remains neutral with respect to the Offer. The Board has not made a determination as to whether the Offer is fair to or in the best interests of the Stockholders and makes no recommendation as to whether Stockholders should accept the Offer and tender their HHC Shares (and, if so, how many Shares to tender) or reject the Offer and not tender their Shares.
Mr. Ackman and Mr. Model abstained from deliberations and voting on the Board’s recommendation to Stockholders due to their relationship with the Purchasers, as described more fully under Item 3 — Interests of Certain Persons.
The Board has determined that a Stockholder’s decision as to whether or not to tender its HHC Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon such individual Stockholder’s particular circumstances. The Board has also considered that acceptance of the Offer would permit a Stockholder to realize a premium of up to 9.3%, based on the maximum purchase price of $60.00 and the closing price of the HHC Shares, $54.87, as reported on the New York Stock Exchange (“NYSE”) on October 13, 2022, the last full trading day before Purchasers announced their intent to commence the Offer, whereas a decision not to tender in the Offer would permit Stockholders who believe that the Company’s Shares have a greater intrinsic value to realize greater long-term value of their HHC Shares, if their view of the greater intrinsic value of the Company’s Shares is recognized in the trading market.

Accordingly, the Board urges each Stockholder to make its own decision as to whether to tender its HHC Shares in the Offer and, if so, how many Shares to tender, based on all available information, including the Stockholder’s investment objectives, the recent market prices of the HHC Shares, the Stockholder’s own views as to the Company’s prospects and outlook, the factors considered by the Board (as described below) and any other factors that the Stockholder deems relevant to its investment decision. Each Stockholder should carefully read this Schedule 14D-9, the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer before making any decision regarding tendering its HHC Shares in the Offer. In addition, Stockholders should review the Company’s financial and other information filed by the Company with the SEC. The Board also urges each Stockholder to consult with its financial and tax advisors regarding the Offer.
(b)
Reasons for the Board’s Position.

Reasons for the Board’s Position
In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board consulted with the Company’s senior management and legal counsel and considered a number of factors. The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:
•
Individual Investment Decision.   The Board considered that each Stockholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual Stockholder’s decision include (but are not limited to) the following:

•
the Stockholder’s determination of the adequacy of the Offer Price Range in light of the recent market prices of the HHC Shares and the Stockholder’s own views as to the Company’s prospects and outlook;

•
the Stockholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;

•
other investment opportunities, including other types of investments, available to the Stockholder; and

•
the tax consequences to the Stockholder of participating in the Offer (for which the Stockholder may wish to consult with competent tax advisors)

•
Not a Change of Control Transaction.   The Board considered that the completion of the Offer by Purchasers would not by itself result in a change of control of the Company and that the Board expected that the Company would continue to be an independent company and the HHC Shares would continue to be publicly traded on NYSE following the completion of the Offer.

•
Minimal Effect on Executive Employment Agreements.   The Board considered that, aside from the impact on Mr. Riley’s Employment Agreement as discussed above, completion of the Offer by Purchasers would not otherwise affect the Company’s senior executives’ employment agreements. Mr. Riley’s Employment Agreement with the Company provides for certain severance benefits, which are enhanced if a qualifying termination of employment occurs within the twelve (12) months following a “Change in Control,” defined in relevant part as “ the date that either (A) any one person, or more than one person acting as a group acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company[.]” If Purchasers surpass the 35% threshold as a result of the Offer, that will constitute a change in control for purposes of the employment agreement and, if Mr. Riley were to experience a qualifying termination of his employment in the subsequent twelve (12) months, he would be entitled to such enhanced severance. The amounts that would be due to Mr. Riley in such case are set forth under “Item 8. Additional Information — Golden Parachute Compensation.” For a further description of Mr. Riley’s Employment Agreement see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons.”

•
Sophistication of Purchasers.   The Board considered that Purchasers are highly sophisticated with deep knowledge about the Company and its industry.

•
Ability to Change Position.   The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the Stockholders who tender their Shares in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw any Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.

As part of the Board’s consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that were in favor of recommending that Stockholders accept the Offer and tender their Shares in the Offer, as well as certain factors that were in favor of recommending that Stockholders reject the Offer and not tender their Shares in the Offer.
The factors that the Board considered which were in favor of recommending that Stockholders accept the Offer and tender their Share in the Offer included the following:
•
Offer Price Range May Represent a Premium to Pre-Announcement Trading Price.   The Board reviewed the historical market prices and trading information with respect to the HHC Shares, including the fact that the Offer Price Range represents a premium of up to 9.3%, based on the maximum purchase price of $60.00 and the closing price of the HHC Shares, $54.87, as reported on NYSE on October 13, 2022, the last full trading day before Purchasers announced their intent to commence the Offer. Stockholders should review the information regarding the HHC Shares price performance set forth in the Offer to Purchase under “Price Range of Common Shares” and should also obtain a current market quotation for the HHC Shares.

•
Shares Sold in the Offer Will Not be Subject to Operation Risks.   The Board considered that the Offer provides for a cash purchase price to Stockholders who tender their Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning HHC Shares, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally.

•
Net Asset Value.   The Board recognizes that our Shares have previously traded at a discount to the Company’s estimate of net asset value (the “NAV”) and may continue to trade at a discount to NAV for the foreseeable future (possibly even at a greater discount than our previous trading prices). The nature of our business results in short-term volatility in our net income due to the timing of land sales, recognition of condominium revenue and operating business pre-opening expenses. The NAV is based on numerous assumptions with respect to industry, business, economic and regulatory conditions, all of which are subject to changes. There can be no assurance as to whether and when the Shares will trade up to the Company’s NAV.

The factors that the Board considered which were in favor of recommending that Stockholders reject the Offer and not tender their Shares in the Offer included the following:
•
Offer Price Range May Represent a Discount to Pre-Announcement Trading Price.   The Board reviewed the historical market prices and trading information with respect to the HHC Shares, including the fact that the minimum purchase price in the Offer Price Range represents a discount down to 4.8%, based on the minimum purchase price of $52.25 and the closing price of the HHC Shares, $54.87, as reported on NYSE on October 13, 2022, the last full trading day before Purchasers announced their intent to commence the Offer. Stockholders should review the information regarding the HHC Shares price performance set forth in the Offer to Purchase under “Price Range of Common Shares” and should also obtain a current market quotation for the HHC Shares.

•
Shares Tendered in the Offer Will Not Benefit from any Future Increase in Value of the Company.   The Board considered the fact that Stockholders whose Shares are tendered and purchased in the Offer will not be able to participate in any potential value creation of the Company that could be generated going forward. The Board also considered that such Stockholders will not be able to participate in any potential future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or capital stock. The Board considered that although no such transaction is pending or contemplated at this time, the Board cannot predict if or when any such transaction may take place in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Stockholders than the terms of the Offer.
•
Pro Ration.   The Board also considered that if the Offer is oversubscribed, Purchasers may not accept for purchase all of the HHC Shares tendered by Stockholders, in accordance with the pro ration mechanism set forth in the Offer to Purchase. As a result, a Stockholder may not be able to dispose of all of its Shares in the Offer, even if it wishes to do so.

•
Tax Treatment.   The Board considered the fact that gains from the sale of HHC Shares to Purchasers in the Offer could be taxable for U.S. federal income tax purposes to certain Stockholders who tender their Shares in the Offer. Stockholders should review the information set forth in the Offer to Purchase under “Certain United States Federal Income Tax Consequences.”

•
Net Asset Value.   The Board considered that the Shares are trading significantly below the underlying NAV price per Share of the Company. The Board is focused on creating stockholder value by increasing the per-Share NAV and as such, Stockholders who tender their Shares now may miss out on an appreciation in value of their Shares, consistent with or surpassing the current NAV.

The Board determined that, in light of these factors, the Company should express no opinion and should remain neutral with respect to the Offer. The Board suggests that each Stockholder consider, among other things, the foregoing factors in deciding whether to tender its Shares in the Offer. In addition, Stockholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary in order to make an informed decision with respect to the Offer.
The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.
(c)
Intent to Tender.

To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the HHC Shares that are held of record or beneficially owned by such persons pursuant to the Offer.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or agreed to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Stockholder on its behalf concerning the Offer.
Item 6.   Interest in Securities of the Subject Company.
During the past 60 days, the Company is not aware of any transactions with respect to the Shares that have been effected by the Company, or to the Company’s knowledge, by any of its executive officers, directors, affiliates, or subsidiaries.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Subject Company Negotiations
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), HHC is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of HHC’s securities by HHC or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving HHC; (iii) any purchase, sale or transfer of a material amount of assets of HHC; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of HHC.

Transactions and Other Matters
Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the HHC Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.
Item 8.   Additional Information.
Conditions to the Offer
The information set forth in Section 6 — “Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.
Appraisal Rights
Stockholders do not have appraisal rights in connection with the Offer.
Regulatory Approvals
We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by the Purchasers’ acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for Purchasers’ acquisition or ownership of Shares as contemplated by the Offer.
Anti-Takeover Statutes
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder subject to certain exceptions.
The Board (excluding Mr. Ackman (CEO of Pershing Square) and Allen Model (Pershing Square advisory board member)) previously granted a waiver of the applicability of the provisions of Section 203 of the DGCL to Pershing Square and certain funds advised by Pershing Square (including Purchasers) such that they may increase their position in our common stock up to 40% of the outstanding shares without being subject to Section 203’s restrictions on business combinations. The HHC Board also previously amended the Company’s Corporate Governance Guidelines to reflect that it will grant to any Stockholder a waiver of the applicability of Section 203 of the DGCL to the acquisition of up to 40% of the Company’s outstanding voting stock upon the request of such Stockholder, subject to the HHC Board’s fiduciary duties and applicable law.
Under the terms of the Offer, the Purchasers will own approximately 40% of outstanding voting shares but remain slightly below the 40% ownership threshold.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation potentially payable to Peter F. Riley that is based on or otherwise relates to the Offer. None of our other executive officers is entitled to compensation that is based on or otherwise relates to the Offer.
As described above, Mr. Riley would be entitled to severance that is enhanced if a qualifying termination of his employment occurs within twelve (12) months following a “change in control” within the meaning of Mr. Riley’s Employment Agreement. For more information on Mr. Riley’s Employment Agreement, see

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons — Employment Agreement with Peter F. Riley”.
As required by Item 402(t) of Regulation S-K, the following table sets forth the value of the severance enhancements to which Mr. Riley would be entitled assuming the following:
•
the Offer closed on November 10, 2022, the latest practicable date prior to the filing of this Schedule 14D-9;

•
a per-Share price of $58.02, the average of the closing price of our common stock on the first five business days following public announcement of the Offer

•
the completion of the Offer will constitute a “change in control” within the meaning of Mr. Riley’s Employment Agreement; and

•
Mr. Riley’s employment was terminated by the Company without “cause” or by Mr. Riley for “good reason” (within the meaning of Mr. Riley’s Employment Agreement), in either case immediately following completion of the Offer.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the actual enhancement amounts, if any, to be received by Mr. Reilly may differ materially from the amounts set forth below. As noted above, receipt of the severance payments is contingent upon Mr. Riley executing and not revoking a release of claims in favor of the Company.
GOLDEN PARACHUTE COMPENSATION
Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Peter F. Riley	1,417,500	1,071,455	2,488,955

(1)
Represents the additional lump-sum cash severance payable by reason of being paid in connection with a “change in control” within the meaning of Mr. Riley’s Employment Agreement.

(2)
Represents the value of outstanding performance-based vesting long-term incentive awards held by Mr. Riley on October 25, 2022, assuming vesting at 100%. Payment to Mr. Riley by reason of a termination outside the change in control context would be based on actual performance throughout the duration of the performance period outside the change in control context, which is not yet determinable, and accordingly this amount assumes that actual performance throughout the duration of the performance period would result in no payment to Mr. Riley.

Legal Proceedings
There are currently no legal proceedings arising out of or relating to the Offer, but legal proceedings arising out of or relating to the Offer may be filed in the future.
Disclaimer
The Schedule TO was prepared by the Purchasers with no involvement by the HHC Board. We expressly disclaim any liability with respect to the Schedule TO.
Cautionary Statements Regarding Forward-Looking Statements
Statements contained in or incorporated by reference in this document that are not historical facts, including statements accompanied by words such as “will,” “believe,” “expect,” “enables,” “realize,” “plan,” “intend,” “assume,” “transform” and other words of similar expression, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s expectations, estimates, assumptions, and projections as of the date of this release and are not guarantees of future performance. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause actual results to differ materially are set forth as risk factors in HHC’s filings with the Securities and Exchange Commission, including its Quarterly and Annual Reports.

HHC cautions you not to place undue reliance on the forward-looking statements contained in this release. HHC does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release.
Where You Can Find More Information
HHC is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. HHC is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with HHC. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.
The SEC allows HHC to “incorporate by reference” information into this Schedule 14D-9, which means that HHC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.
Item 9.   Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 14, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed with the SEC on October 14, 2022)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed with the SEC on October 14, 2022)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Purchaser filed with the SEC on October 14, 2022)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of Purchaser filed with the SEC on October 14, 2022)
(e)(1)	Registration Rights Agreement, by and between the Howard Hughes Corporation and Pershing Square capital Management, L.P. on behalf of Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd and Pershing Square International V, Ltd., Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners (AIV) VI L.P., Blackstone Real Estate Partners VI.F L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Holdings VI L.P., and Blackstone GGP Principal Transaction Partners L.P., dated as of November 9, 2010 (incorporated by reference to Exhibit 99.4 to the Form 8-K, filed by HHC with the SEC on November 12, 2010).
(e)(2)	Share Purchase Agreement, dated March 27, 2020, by and among the Howard Hughes Corporation and Pershing Square Capital Management, L.P., (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by HHC with the SEC on March 31, 2020).
(e)(3)	Form of Howards Hughes Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Form 8-K, filed by HHC with the SEC on September 17, 2014).
(e)(4)	Employment Agreement, dated as of November 6, 2017, between Howard Hughes Corporation and Peter F. Riley (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by HHC with the SEC on November 9, 2017).
(e)(5)	Definitive Proxy Statement of HHC on Schedule 14A filed with the SEC on April 11, 2022.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE HOWARD HUGHES CORPORATION
By:	/s/ Peter Riley
	Name:	Peter Riley
	Title:	Senior Executive Vice President, Secretary and General Counsel
Date: October 26, 2022